FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number 3337776


                             TV Azteca, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TV AZTECA, S.A. DE C.V.
                                        (Registrant)



Date: January 9, 2004
                                   By: /S/  FRANCISCO XAVIER BORREGO HINOJOSA
                                      ------------------------------------------
                                   Name:    Francisco Xavier Borrego Hinojosa
                                   Title:   General Counsel

                                [TV AZETCA LOGO]


            ADDITIONAL INFORMATION REGARDING UNEFON DEBT TRANSACTIONS


FOR IMMEDIATE RELEASE
---------------------

         MEXICO CITY, JANUARY 9, 2004--TV Azteca,  S.A. de C.V. (NYSE: TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, has announced, in relation to recent unusual stock price movements and trading volume, that Unefon, S.A. de C.V. provided this morning the following information:


         ON JUNE 16TH, 2003, ITS MAIN SUBSIDIARY OPERADORA UNEFON, S.A. DE C.V. ("UNEFON") AND CODISCO INVESTMENTS LLC ("CODISCO"), AN ENTITY CONSTITUTED IN THE UNITED STATES, REACHED AN AGREEMENT WITH NORTEL NETWORKS LIMITED ("NORTEL") TO ACQUIRE UNEFON`S OUTSTANDING DEBT WITH NORTEL FOR US$150 MILLION. GIVEN THAT UNEFON, ON A STAND ALONE BASIS, DID NOT HAVE SUFFICIENT FUNDS TO ACQUIRE THE ENTIRETY OF THE DEBT, UNEFON AND CODISCO FUNDED US$43 MILLION AND US$107 MILLION, RESPECTIVELY, SHARING SIMILAR CONDITIONS IN THIS TRANSACTION. IN THE CONTRACT WHICH FORMALIZED THE PURCHASE OF THE DEBT, NORTEL ESTABLISHED THAT THE DEBT COULD NOT BE SOLD TO A NON-RELATED PARTY WITHOUT NORTEL'S EXPRESS CONSENT.

         RICARDO SALINAS PLIEGO, CHAIRMAN OF TV AZTECA, S.A. DE C.V. (NYSE: TZA,
         BMV:  TVAZTCA)  AND  MOISES  SABA  MASRI,   CHAIRMAN  OF  UNEFON,  EACH
         INDIRECTLY OWNED 50% OF CODISCO.

         IN SEPTEMBER 2003, UNEFON SIGNED A SERVICE CONTRACT TO PROVIDE CAPACITY TO AN UNAFFILIATED THIRD PARTY AND RECEIVED US$268 MILLION SUBJECT TO SUCH CONTRACT. UNEFON, AS IT WAS CONTRACTUALLY OBLIGATED TO DO, USED THESE FUNDS IN ADDITION TO FUNDS FROM OPERATIONS AND SHORT-TERM CREDITS TO PAY OFF THE US$325 MILLION IN DEBT. WITH THIS PAYMENT, ALL OF UNEFON`S ASSETS WHICH HAD BEEN COLLATERALIZING THE LOAN WERE RELEASED.


Unefon is a company in which Unefon Holdings, S.A. de C.V. ("Unefon Holdings"), a company recently spun off from TV Azteca, holds an equity participation of 46.5%.

This description of the transactions is being furnished in advance of the completion of a review that is being carried out by the independent members of the Board of Directors of TV Azteca, with the assistance of MUNGER TOLLES & OLSON, special counsel of the independent directors. This review will continue as informed by the company on January 7.


COMPANY PROFILE
---------------

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.


         EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. RISKS THAT MAY AFFECT TV AZTECA ARE IDENTIFIED IN ITS FORM 20-F AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION.


                               INVESTOR RELATIONS:

           Bruno Rangel                                      Omar Avila
          5255 3099 9167                                   5255 3099 0041
     jrangelk@tvazteca.com.mx                          oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

         Tristan Canales                                    Daniel McCosh
        5255 ?3099 ?5786                                   5255 3099 0059
     tcanales@tvazteca.com.mx                          dmccosh@tvazteca.com.mx



                                       2